Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of March 31, 2022 and December 31, 2021 and results of operations for the three months ended March 31, 2022 and 2021. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of March 31, 2022, included elsewhere in this report, and our annual report for the year ended December 31, 2021 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 22. We also caution readers that this MD&A may contain forward-looking statements, see page 31 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three months ended March 31, 2022 and includes material information up to May 6, 2022.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
The partnership’s equity interests include general partnership units (“GP Units”), limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3. Prior to the Privatization described below, our partnership’s equity interests also included limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) and Class A stock (“BPYU Units”) of Brookfield Properties Retail Holding LLC (“BPYU”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units were exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We presented the Exchange LP Units as a component of non-controlling interests. BPYU Units provided their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercised this right, our partnership had the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participated in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We presented BPYU Units as a component of non-controlling interest.

On July 26, 2021, Brookfield Asset Management acquired all of the publicly traded LP Units outstanding that it did not previously own (“the Privatization”). In addition, i) the publicly held Exchange LP Units were acquired directly or indirectly by Brookfield Asset Management and subsequently converted into Class A LP Units of Brookfield Office Properties Exchange LP, ii) the publicly held BPYU Units were acquired in the Privatization and the terms of the BPYU Units were subsequently amended to, among other things, remove the entitlement to be exchanged for LP Units, iii) new publicly traded preferred units were issued by Brookfield Property Preferred L.P. (“New LP Preferred Units”), a subsidiary of our partnership, and iv) non-voting common shares in a BPY subsidiary were issued to Brookfield Asset Management (“Canholdco Class B Common Shares”).

Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
    We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 29,500 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Core Office
Our diversified Core Office portfolio consists of 96 million square feet across 140 premier office assets in some of the world’s most dynamic gateway markets. We target to earn core-plus total returns on this portfolio.

Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We seek to maintain this irreplaceable portfolio of large-scale mixed-use complexes in global gateway cities, which provide our tenants with a 24-hour, 7-days-a-week live, work, play environment on a long-term basis. These assets, which represent over 70% of the equity attributable to Unitholders in our Core Office portfolio, cover 31 million square feet across 59 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. These properties are 94% leased.

The remaining 81 properties, covering 65 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Core Retail
Our Core Retail portfolio consists of 113 million square feet across 113 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio.

Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent approximately 60% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. These properties are 96% leased.

For the remaining 94 properties, covering 89 million square feet of space, we seek to maximize returns through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

There have been no material changes to our investment strategy since December 31, 2021. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2021 annual report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms conducive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS measures including net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO, and equity attributable to Unitholders. We define these financial measures on page 21.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 18.

The Privatization impacted the composition of our equity structure. Refer to Note 3, Privatization of the Partnership of our Q1 2022 Financial Statements for further information.

    The following acquisitions and dispositions affected our consolidated results for the three months ended March 31, 2022 and 2021. Unless stated otherwise, proceeds represent the selling price attributable to the properties:
Q1 2022
•We sold a portfolio of triple net lease assets in the United States in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund for approximately $3.7 billion.
•We sold a portfolio of hotel assets in the United States in the Brookfield Strategic Real Estate Partners II (“BSREP II”) fund for approximately $1.5 billion.

Q4 2021
•We sold eight multifamily assets in the United States for approximately $1.2 billion.
•We sold an office complex in Canada for approximately C$350 million ($277 million).
•We sold a 20% interest in an office asset in the United Kingdom for net proceeds of approximately £73 million ($101 million).
•We sold two retail assets in the United States for approximately $278 million.
•We sold two office assets in Brazil for approximately R$2,156 million ($383 million).
•We sold a hotel in the United States in the BSREP II fund for approximately $356 million.

Q3 2021
•We sold eight multifamily assets in the United States in the BSREP II fund for approximately $690 million.
•We sold seven retail assets in the United States for approximately $58 million.

Q2 2021
•We converted our preferred equity interest in a portfolio of select-service hospitality assets (“Hospitality Investors Trust”) valued at approximately $472 million into common shares in the BSREP II fund. Prior to the transaction, our interest was reflected as a financial asset and is now consolidated, as we gained control over the investment.
•We acquired a portfolio of manufactured housing assets in the BSREP II fund for consideration of approximately $159 million.

Q1 2021
•We sold 50% of our interest in Bay Adelaide North in Toronto for approximately C$365 million ($291 million). Prior to the transaction, our interest was consolidated but is now accounted for under the equity method.
•Two malls were conveyed to the lenders in satisfaction of outstanding debt obligations of $247 million and $90 million, respectively.
•We sold four retail assets in the United States in the BSREP II fund for approximately $73 million.

For the purposes of the following comparison discussion between the three months ended March 31, 2022 and 2021, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Operating Results

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Commercial property revenue	$1,255	$1,285
Hospitality revenue	313	59
Investment and other revenue	486	106
Total revenue	2,054	1,450
Direct commercial property expense(1)	470	506
Direct hospitality expense(1)	288	121
Investment and other expense	239	8
Interest expense	600	612
General and administrative expense	232	213
Total expenses	1,829	1,460
Fair value gains, net	1,270	640
Share of earnings from equity accounted investments	380	206
Income before taxes	1,875	836
Income tax expense	183	105
Net income	$1,692	$731
(1)During the fourth quarter of 2021, as a result of a change in accounting policy, the partnership reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct commercial property expense and direct hospitality expense. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct commercial property expense and direct hospitality expense of $20 million and $48 million, respectively, for the period ended March 31, 2021, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.

Net income for the three months ended March 31, 2022 was $1,692 million compared to $731 million for the same period in prior year. The increase is primarily attributable to fair value gains in the Core Retail portfolio in the current year as a result of higher cash flows, compared to fair value losses recorded in the Core Retail portfolio in the prior year. The current year also benefited from fair value gains at a mixed-use asset in Seoul, which was marked to the anticipated sales price and increased earnings at our hospitality properties as the majority of our hospitality properties were impacted by closures and occupancies due to the impact of the global economic shutdown (“the shutdown”) caused by the coronavirus (“COVID-19”) pandemic in the prior year.

Following the acquisition of all LP Units held by public holders by BAM on July 26, 2021, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented. Refer to Note 3, Privatization of the Partnership of our Q1 2022 Financial Statements for further discussion on the Privatization.

Commercial property revenue and direct commercial property expense
For the three months ended March 31, 2022, commercial property revenue decreased by $30 million compared to the same period in the prior year due to property dispositions in our LP Investments and Core Office segments. The decrease was partially offset by incremental revenue in our Core Retail portfolio as the retail sector recovers from the impact of the shutdown in the prior year.

Direct commercial property expense decreased by $36 million compared to the prior year. Margins in 2022 were 62.5%, an increase of 2.0% compared to 2021.

Hospitality revenue and direct hospitality expense
For the three months ended March 31, 2022, hospitality revenue increased by $254 million compared to the same period in the prior year. The increase was due to improved performance of our hospitality assets, primarily Center Parcs, due to a reduction in pandemic-related restrictions and closures since the prior year. The current period also benefited from the consolidation of Hospitality Investors Trust, which commenced consolidation in the second quarter of 2021. These increases were partially offset by the disposition of a hospitality portfolio in the current period.

Direct hospitality expense increased to $288 million for the three months ended March 31, 2022, compared to $121 million in the same period in the prior year. The increase was due to higher operating costs at our hospitality assets in the current year, as our hospitality assets reopened following pandemic-related restrictions and closures in the prior year. The increase was also attributable to additional expenses due to the consolidation of Hospitality Investors Trust, as discussed above.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $380 million for the three months ended March 31, 2022, respectively, compared to the same period in the prior year. The increase is primarily due to income from the sale of multifamily develop-for-sale assets.

Investment and other expense for the three months ended March 31, 2022 increased by $231 million to $239 million compared to the prior year, primarily due to expenses associated with multifamily develop-for-sale assets sold in the current year.

Interest expense
Interest expense decreased by $12 million for the three months ended March 31, 2022, as compared to the same period in the prior year. This decrease is primarily due to the impact of dispositions and debt paydowns since the prior year, partially offset by incremental interest expense due to the consolidation of Hospitality Investors Trust, as discussed above.

General and administrative expense
General and administrative expense increased by $19 million for the three months ended March 31, 2022 as compared to the same period in the prior year. The increase was primarily due to higher management fees.

Fair value gains (losses), net
Fair value gains (losses), net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended March 31, 2022, we obtained external appraisals of 30 of our Core Office properties representing a gross property value of $23 billion (or 13% of the portfolio). These external appraisals were within 1% of management’s valuations. Our historical dispositions further provide support for our valuations, as we typically contract at prices comparable to IFRS values.

There have been no material changes to our valuation methodology since December 31, 2021. Refer to our 2021 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value gains, net for our Core Office segment were $100 million for the three months ended March 31, 2022. The current period gains are driven by capturing mark-to-market rents at an asset in the U.S and improved cash flow assumptions at an asset in the U.K.

Fair value gains, net for our Core Office segment were $230 million for the three months ended March 31, 2021. These gains were driven by a reduction in risk at a development in the U.K as the development continued through the lease-up phase, as well as gains on certain of our multifamily developments in the U.S. due to updated cash flow assumptions.

Fair value gains, net for our Core Retail segment were $46 million for the three months ended March 31, 2022. Fair value gains, net for our Core Retail portfolio were primarily due to higher cash flow assumptions.

Fair value losses, net for our Core Retail segment were $360 million for the three months ended March 31, 2021. These losses reflected updated cash flow assumptions, including as a result of an anchor-tenant expiration at one of our malls and realized losses on the disposition of two assets.

Fair value gains, net for our LP Investments segment were $1,027 million for the three months ended March 31, 2022. These gains were driven by capitalization rate compression in our U.S. manufactured housing portfolio and marking up a mixed-use asset in South Korea to the anticipated sales price based on latest bids.

Fair value gains, net for our LP Investments segment for the three months ended March 31, 2021 were $694 million primarily driven by capitalization rate compression in our U.S. manufactured housing portfolio and an office asset in the U.K.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are:
•In Core Office - Canary Wharf and Manhattan West.
•In Core Retail - Ala Moana Center in Hawaii, Fashion Show in Las Vegas and Grand Canal Shoppes in Las Vegas.
•In LP Investments - our interest in the retail fund in Brazil.

During the three months ended March 31, 2022, we sold a 49% interest in One Manhattan West for approximately $1.4 billion.

Our share of net earnings (losses) from equity accounted investments for the three months ended March 31, 2022 was $380 million, which represents an increase of $174 million compared to the prior year. The increase in current year earnings is primarily due to same-property NOI growth in our Core Retail portfolio reflecting the recovery from the shutdown in the prior year partially offset by the disposition mentioned above. The prior year also included higher fair value losses on our Core Retail portfolio, as discussed above.

Income tax expense
    The increase in income tax expense for the three months ended March 31, 2022 compared to the prior year is primarily due to an increase in pre-tax income, a reduction in the benefit recognized for previously unrecognized deferred tax assets, and non-recurring tax benefits from Brookfield Opportunity Zone fund investments that occurred in the prior year. These increases were partially offset by a change in the tax rate of certain subsidiaries and the derecognition of previously recognized deferred tax assets.

Statement of Financial Position and Key Metrics

(US$ Millions)	Mar. 31, 2022	Dec. 31, 2021
Investment properties
Commercial properties	$59,470	$62,313
Commercial developments	2,074	2,300
Equity accounted investments	20,810	20,807
Property, plant and equipment	5,542	5,623
Cash and cash equivalents	1,908	2,576
Assets held for sale	9,542	10,510
Total assets	107,433	112,004
Debt obligations	50,987	52,321
Liabilities associated with assets held for sale	1,074	3,082
Total equity	44,642	45,005

As of March 31, 2022, we had $107,433 million in total assets, compared with $112,004 million at December 31, 2021. This $4,571 million decrease was primarily due to dispositions, including a triple net lease portfolio and a hospitality portfolio.

The following table presents the changes in investment properties from December 31, 2021 to March 31, 2022:

	Mar. 31, 2022
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$62,313	$2,300
Acquisitions	8	—
Capital expenditures	141	150
Dispositions(1)	(18)	(1)
Fair value (losses) gains, net	831	64
Foreign currency translation	(30)	(33)
Transfer between commercial properties and commercial developments	(44)	44
Reclassifications to assets held for sale and other changes	(3,731)	(450)
Investment properties, end of period	$59,470	$2,074
(1)Property dispositions represent the carrying value on date of sale.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $62,313 million at the end of 2021 to $59,470 million at March 31, 2022. The decrease was primarily due to the reclassification of a student housing portfolio to assets held for sale. The decrease was partially offset by fair value gains in our LP Investments and Core Office segments as discussed above and capital expenditures. Refer to Note 4, Investment Properties of our Q1 2022 Financial Statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,074 million at March 31, 2022, a decrease of $226 million from the balance at December 31, 2021. The decrease is primarily due to reclassifications to assets held for sale, partially offset by incremental capital spend. Refer to Note 4, Investment Properties of our Q1 2022 Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2021 to March 31, 2022:

(US$ Millions)	Mar. 31, 2022
Equity accounted investments, beginning of period	$20,807
Additions	23
Disposals and return of capital distributions	(382)
Share of net earnings from equity accounted investments	380
Distributions received	(79)
Foreign currency translation	(38)
Other comprehensive income and other	99
Equity accounted investments, end of period	$20,810

Equity accounted investments increased by $3 million since December 31, 2021. The increase is primarily due to an increase in share of net earnings from equity accounted investments, driven by same-property NOI growth in our Core Office and Core Retail segments, partially offset by the partial disposition of One Manhattan West and distributions received. Refer to Note 5, Equity Accounted Investments of our Q1 2022 Financial Statements for further information.

Property, plant and equipment decreased by $81 million since December 31, 2021, primarily due to the negative impact of foreign currency translation and reclassifications to assets held for sale. Refer to Note 6, Property, Plant and Equipment of our Q1 2022 Financial Statements for further information. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

As of March 31, 2022, assets held for sale primarily included an office asset in the U.K., seven malls in the U.S., four office assets in the U.S., a portfolio of student housing assets in the U.K., a mixed-use asset in South Korea, and eleven multifamily assets in the U.S., as we intend to sell controlling interests in these properties to third parties in the next 12 months. Refer to Note 11, Held For Sale of our Q1 2022 Financial Statements for further information.

Our debt obligations decreased to $50,987 million at March 31, 2022 from $52,321 million at December 31, 2021. The decrease was driven by the repayment of debt upon the disposition of a portfolio of hospitality assets, the repayment of the partnership’s credit facilities and the impact of foreign currency translation. Refer to Note 12, Debt Obligations of our Q1 2022 Financial Statements for further information.

Total equity was $44,642 million at March 31, 2022, a decrease of $363 million from the balance at December 31, 2021. The decrease was primarily due to distributions during the period, partially offset by income earned.
Interests of others in operating subsidiaries and properties was $18,768 million at March 31, 2022, a decrease of $938 million from the balance of $19,706 million at December 31, 2021 due to dispositions since the prior year.

The following table summarizes our key operating results:

	2022	2021				2020
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$2,054	$2,169	$1,821	$1,660	$1,450	$1,620	$1,636	$1,437
Direct operating costs(1)	758	779	773	662	627	632	760	634
Net income (loss)	1,692	1,682	400	686	731	(38)	(135)	(1,512)
Net income (loss) attributable to Unitholders	702	620	71	319	266	(390)	(229)	(1,253)
(1)During the fourth quarter of 2021, as a result of a change in accounting policy, we reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct commercial property expense and direct hospitality expense. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct commercial property expense and direct hospitality expense, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, including mandated closures, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Seasonality, however, had less of an impact in the last eight quarters due to the material effect of the economic shutdown on our retail and hospitality sectors. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Core Office(1)	$139	$123
Core Retail(1)	168	95
LP Investments(1)	65	(6)
Corporate(1)	(174)	(125)
FFO(1)	$198	$87
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 21. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 22.

The following table presents Company FFO (“CFFO”) by segment:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Core Office(1)	$149	$140
Core Retail(1)	180	108
LP Investments(1)	78	2
Corporate(1)	(173)	(125)
CFFO(1)	$234	$125
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 21. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 22.

The following table presents equity attributable to Unitholders by segment as of March 31, 2022 and December 31, 2021:

(US$ Millions)	Mar. 31, 2022	Dec. 31, 2021
Core Office(1)	$14,621	$14,344
Core Retail(1)	15,214	14,995
LP Investments(1)	5,361	5,772
Corporate(1)	(10,021)	(10,511)
Equity attributable to Unitholders(1)	$25,175	$24,600
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 21. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 22.

Core Office

Overview
    Our Core Office portfolio consists of interests in 140 high-quality office properties totaling approximately 96 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C, Sydney, Toronto, and Berlin, as well as approximately 5 million square feet of active office and multifamily developments, in some of the world’s most dynamic gateway markets. Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We seek to maintain this irreplaceable portfolio of large-scale, mixed-use complexes in global gateway cities, which provide our tenants with a 24-hour, 7-days-a-week live, work, play environment, on a long-term basis. These iconic assets, which represent over 70% of the equity attributable to Unitholders in our Core Office portfolio, cover 31 million square feet across 59 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. The remaining 81 properties, covering 65 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Summary of Operating Results
The following table presents FFO, CFFO and net income in our Core Office segment for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
FFO	$139	$123
CFFO	149	140
Net income	418	568

FFO from our Core Office segment was $139 million for the three months ended March 31, 2022 as compared to $123 million in the same period in the prior year. This increase is largely attributable to same-property NOI growth and higher fee income in Australia.

For the three months ended March 31, 2022, CFFO increased by $9 million, primarily attributable to the FFO movements discussed above.

Net income decreased by $150 million to $418 million during the three months ended March 31, 2022 as compared to the same period in 2021. The decrease is attributable to higher fair value gains recorded in the prior period, partially offset by the increase in FFO, as discussed above.

Key Operating Metrics
    The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended March 31, 2022 and 2021:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2022	Mar. 31, 2021	Mar. 31, 2022	Mar. 31, 2021
Total portfolio:
NOI(1)	$270	$270	$120	$116
Number of properties	68	77	70	63
Leasable square feet (in thousands)	45,128	50,986	27,018	28,714
Occupancy	86.1%	87.8%	91.9%	90.6%
In-place net rents (per square foot)(2)(3)	$34.28	$33.24	$51.27	$49.15
Same-property:
NOI(1,3)	$270	$262	$120	$103
Number of properties	67	67	64	64
Leasable square feet (in thousands)	47,066	47,008	28,457	28,587
Occupancy	86.1%	87.4%	91.8%	90.9%
In-place net rents (per square foot)(2)(3)	$34.20	$33.24	$49.78	$47.96
(1)NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.
(2)Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.
(3)Presented using normalized foreign exchange rates, using the March 31, 2022 exchange rate.

NOI from our consolidated properties remained unchanged at $270 million during the three months ended March 31, 2022 compared to the prior year, as same-property NOI growth was offset by the negative impact of foreign currency translation and dispositions since the prior year. Same-property NOI for our consolidated properties for the three months ended March 31, 2022 increased to $270 million from $262 million. Same-property NOI benefited from leasing and higher fee income, partially offset by the negative impact of foreign currency translation.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased to $120 million during the three months ended March 31, 2022, compared to $116 million in the prior year. Unconsolidated NOI benefited from same-property growth, partially offset by the negative impact of foreign currency translation and dispositions since the prior year. Same-property NOI increased compared to the prior year due to leasing activity and the impact of foreign currency translation, as discussed above.

The following table presents the changes in investment properties in the Core Office segment from December 31, 2021 to March 31, 2022:

	Mar. 31, 2022
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$24,644	$1,023
Capital expenditures	35	95
Property dispositions	—	(1)
Fair value gains, net	112	2
Foreign currency translation	98	(5)
Transfer between commercial properties and commercial developments	7	(7)
Reclassifications to assets held for sale	(92)	—
Investment properties, end of period	$24,804	$1,107

Commercial properties totaled $24,804 million at March 31, 2022, compared to $24,644 million at December 31, 2021. The increase was driven primarily by the reclassification of an office asset in Brazil out of assets held for sale, fair value gains as discussed above and the positive impact of foreign currency translation, partially offset by reclassification of an offset asset in the U.K. to assets held for sale.

Commercial developments increased by $84 million from December 31, 2021 to March 31, 2022. The increase was primarily due to incremental capital expenditures on our active developments.

The following table presents the changes in equity accounted investments in the Core Office segment from December 31, 2021 to March 31, 2022:

(US$ Millions)	Mar. 31, 2022
Equity accounted investments, beginning of period	$9,819
Additions	8
Disposals and return of capital distributions	(288)
Share of net earnings, including fair value gains	217
Distributions received	(38)
Foreign currency translation	(77)
Other comprehensive income and Other	68
Equity accounted investments, end of period	$9,709

Equity accounted investments decreased by $110 million since December 31, 2021 to $9,709 million at March 31, 2022. The decrease was driven by the partial disposition of One Manhattan West and the negative impact of foreign currency translation, partially offset by an increase in share of net earnings.

Debt obligations decreased by $162 million since December 31, 2021 to $14,398 million at March 31, 2022. The decrease was driven by the repayment of a subsidiary’s revolving facility and property level debt.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of March 31, 2022:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
1 The Esplanade, Perth(2)	610	153	Q2 2023	83%	A$	171	A$	108	A$	113	A$	36
Bay Adelaide North, Toronto(2)	823	412	Q4 2023	92%	C$	243	C$	219	C$	175	C$	124
Two Manhattan West, Midtown New York(2)	1,948	1,091	Q4 2023	25%		$1,342		$881		$812		$361
Leadenhall Court, London	430	430	Q1 2026	57%		£564		£195		£426		£95
Office Redevelopment:
1100 Avenue of the Americas, Midtown New York(2)	376	136	Q3 2022	95%		$115		$93		$64		$45
Multifamily:
5 & 8 Harbord Square, London(2)	82	41	n/a	n/a		£31		£15		£25		£—
755 Figueroa, Los Angeles(2)	674	319	Q1 2025	n/a		$269		$185		$166		$89
Mixed-Use:
Wood Wharf - 15 Water Street, London(2)	187	94	Q4 2022	n/a		£70		£54		£47		£28
1 Charter Street, London(2)	94	24	Q3 2023	n/a		£29		£13		£19		£4
Total	5,224	2,700
(1)Net of NOI earned during stabilization.
(2)Presented on a proportionate basis at our ownership interest in each of these developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of New York, London and Dubai and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at an average 56% pre-leased and despite the global economic shutdown, are generally tracking on time and budget.

Core Retail

Overview
Our Core Retail portfolio consists of 113 million square feet across 113 best-in-class malls and urban retail properties across the United States. We target to earn core-plus total returns on this portfolio. Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent approximately 60% of the equity attributable to Unitholders in our Core retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. For the remaining 94 properties, covering 89 million square feet of space, we seek to maximize return through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Summary of Operating Results
The following table presents FFO, CFFO and net loss in our Core Retail segment for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
FFO	$168	$95
CFFO	180	108
Net income (loss)	292	(305)

For the three months ended March 31, 2022, FFO earned in our Core Retail segment was $168 million compared to $95 million for the same period in the prior year. FFO increased as the retail business continued to recover from the impacts of the shutdown, as well as lower interest expense due to dispositions and debt paydowns since the prior year.

For the three months ended March 31, 2022, CFFO increased by $72 million, primarily attributable to the FFO movements discussed above.

Net income was $292 million for the three months ended March 31, 2022 compared to a loss of $305 million during the same period in the prior year. The current year included incremental FFO and fair value gains as compared to the prior year which included fair value losses, as discussed above.

Key Operating Metrics
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended March 31, 2022 and 2021:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Mar. 31, 2022	Mar. 31, 2021	Mar. 31, 2022	Mar. 31, 2021
Total portfolio:
NOI	$247	$225	$187	$161
Number of malls and urban retail properties	57	62	56	57
Leasable square feet (in thousands)(1)	50,601	53,956	62,641	63,497
Same-property:
Number of malls and urban retail properties	55	55	54	54
Leasable square feet - mall and freestanding (in thousands)	23,185	22,779	29,079	28,915
Leased %(2)	92.3%	91.0%	94.6%	92.7%
Occupancy %(2)	91.6%	89.7%	93.5%	92.0%
Permanent Occupancy %(2)	85.6%	85.2%	87.8%	87.8%
(1)Total Portfolio Leasable square feet represents total leasable area whereas Same-property leasable square feet represents Mall and Freestanding GLA.
(2)Presented on a same-property basis.

NOI from our consolidated properties increased to $247 million during the three months ended March 31, 2022 from $225 million in the same quarter in 2021, primarily due to increased overage rents.

NOI from our unconsolidated properties increased to $187 million during the three months ended March 31, 2022 from $161 million in the same quarter in 2021 for the reason discussed above.

The following table presents the changes in investment properties in the Core Retail segment from December 31, 2021 to March 31, 2022:

Mar. 31, 2022
(US$ Millions)	Commercial properties
Investment properties, beginning of period	$18,991
Capital expenditures	51
Property dispositions	(7)
Fair value gains, net	53
Transfer between commercial properties and commercial developments	(77)
Investment properties, end of period	$19,011

Commercial properties increased by $20 million to $19,011 million, primarily due to fair value gains and incremental capital expenditures, partially offset by transfers to commercial developments.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Core Retail segment for the three months ended March 31, 2022:

(US$ Millions)	Mar. 31, 2022
Equity accounted investments, beginning of year	$9,945
Additions	6
Disposals and return of capital	(70)
Share of net earnings from equity accounted investments	164
Distributions	(13)
Other	32
Equity accounted investments, end of period	$10,064

Equity accounted investments increased by $119 million to $10,064 million, primarily due to share of net earnings from equity accounted investments, partially offset by disposals and return of capital distributions.

Debt obligations decreased by $60 million to $13,363 million, primarily due to the repayment of property level debt.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 10th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 7th year and is fully invested and is executing realizations.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; the fund is in its 5th year.

•A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 13% interest in a series of real estate debt funds totaling $5.4 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I and BSREP II, held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
    Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to support our target distributions.

The following table presents FFO, CFFO, and net income (loss) in our LP Investments segment for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
FFO	$65	$(6)
CFFO	78	2
Net income	1,042	539

FFO increased by $71 million for the three months ended March 31, 2022 primarily due to increased earnings at our hospitality properties, primarily at Center Parcs and Atlantis, as pandemic-related restrictions and closures were lifted, as discussed above. We also earned incremental income on the sale of develop-for-sale multifamily properties in the current period.

CFFO increased by $76 million for the three months ended March 31, 2022 for the reasons discussed above.

Net income increased for the three months ended March 31, 2022 by $503 million for the reasons mentioned above, as well as fair value gains in our manufactured housing portfolio and a mixed-use asset in South Korea.

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net (loss) in our corporate segment for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
FFO	$(174)	$(125)
CFFO	(173)	(125)
Net loss	(60)	(71)

FFO was a loss of $174 million (2021 - loss of $125 million) for the three months ended March 31, 2022. Corporate FFO includes interest expense and general and administrative expense.

For the three months ended March 31, 2022, interest expense totaled $71 million (2021 - $70 million), which reflects $25 million (2021 - $37 million) of interest expense on capital securities and $46 million (2021 - $33 million) of interest expense on our credit facilities and corporate bonds.

For the three months ended March 31, 2022, general and administrative expense consisted of $55 million of asset management fees (2021 - $30 million), nil of equity enhancement fees (2021 - $12 million) and $14 million (2021 - $14 million) of other corporate costs. The management fee is calculated as 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (1) the equity attributable to unitholders for our Core Office, Core Retail and the Corporate segments; and (ii) the carrying value Canholdco Class B Common Shares.

For the three months ended March 31, 2022, we also recorded an income tax expense of $17 million (2021 - $22 million) allocated to the corporate segment related to a decrease in book income of our holding companies and their subsidiaries. The expense in the prior year related to an increase in book income of our holding companies and their subsidiaries of our holding companies and their subsidiaries.

As of March 31, 2022, the carrying value of the Canholdco Class B Common Shares was $1,981 million (December 31, 2021 - $2,083 million). Refer to Note 3, Privatization of the Partnership of our Q1 2022 Financial Statements for further information.

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. For the three months ended March 31, 2022, our operating cash flow was $560 million, cash used in investing activities was $2,181 million and cash flow from financing activities was $(3,405) million.

In order to maintain financial flexibility, we maintain capacity under credit facilities at BPY and certain subsidiaries. We believe we will be able to continue to borrow funds on these facilities from our lenders when and as required. Furthermore, we are able to maintain financial flexibility with our deposit agreement with Brookfield Asset Management. As of March 31, 2022, a $680 million on-demand deposit was payable to Brookfield Asset Management.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Mar. 31, 2022
2022	$7,587
2023	9,257
2024	10,211
2025	2,859
2026	2,663
2027 and thereafter	5,610
Deferred financing costs	(193)
Secured debt obligations	$37,994
Debt to investment property ratio	61.7%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2022-2023, however, approximately 1.4% of our debt obligations represent non-recourse mortgages where we have suspended contractual payments. We are currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our annual report for the year ended December 31, 2021 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. With the successful rollout of vaccination campaigns against COVID-19 in markets in which we operate, the macroeconomic outlook has improved in certain geographies with the return of more favorable economic conditions, including the removal of occupancy restrictions and government-mandated closures. However, uncertainty remains in the near-term surrounding risks of new economic restrictions and general uncertainty surrounding supply chains, disrupted travel, impacted social conditions and the labor markets.

    There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2021. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2021 annual report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

We are progressing through our transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of Interbank Offered Rates (“IBOR”) referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. Sterling Overnight Index Average (“SONIA”) replaced £ London Interbank Offered Rate (“£ LIBOR”) effective December 31, 2021, and Euro Short-term Rate (“€STR”) was published as an alternative to Euro Interbank Offered Rate (“EURIBOR”) during 2021, though EURIBOR remains available for Euro lending. The partnership has addressed the impact and effected the changes required as a result of amendments to the contractual terms of £ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2021. Please refer to Note 33, Financial Instruments in our December 31, 2021 annual report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 28, Financial Instruments of our Q1 2022 Financial Statements for further information on derivative financial instruments as at March 31, 2022.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

In connection with the Privatization, Brookfield Asset Management’s ownership interest in the partnership was restructured, including the issuance of Canholdco Class B Common Shares to Brookfield Asset Management and the management fee structure was amended. Refer to Note 3, Privatization of the Partnership and Note 29, Related Parties, respectively, of our Q1 2022 Financial Statements for further information.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Prior to the end of the first quarter of 2020, the global economic shutdown prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties. Such responses have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties, such as retailers and restaurants. In addition, travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, restrictions and closures have created significant estimation uncertainty in the determination of the fair value of investment properties as of March 31, 2022. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the partnership’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the partnership has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the viability of our tenants in consideration of any credit reserves that should be applied based on deemed tenant risk and the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty, there is a risk that the assumptions used to determine fair value as of March 31, 2022 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2, Summary of Significant Accounting Policies to the December 31, 2021 consolidated financial statements and Note 2, Summary of Significant Accounting Policies of the Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office and retail occupancy levels, which provides the opportunity to expand cash flows through higher occupancy. However, our future results may be impacted by risks associated with the global pandemic caused by COVID-19, and the related reduction in commerce and travel, return-to-office rates, and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns. In addition, we expect to face a meaningful amount of lease rollover in 2022 and 2023, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, same-property NOI, FFO, CFFO, net income, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 14.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 14 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 14.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 14.

Reconciliation of Non-IFRS measures
    As described in the “Non-IFRS Financial Measures” section on page 21, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net income (loss) to NOI for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Commercial property revenue	$1,255	$1,285
Direct commercial property expense	(470)	(506)
Add: Depreciation and amortization expense in direct commercial property expense(1)	9	20
Commercial property NOI(1)	794	799
Hospitality revenue	313	59
Direct hospitality expense	(288)	(121)
Add: Depreciation and amortization expense in direct hospitality expense(1)	73	48
Hospitality NOI	98	(14)
Total NOI	892	785
Investment and other revenue	486	106
Share of net earnings from equity accounted investments	380	206
Interest expense	(600)	(612)
Depreciation and amortization(1)	(82)	(68)
General and administrative expense	(232)	(213)
Investment and other expense	(239)	(8)
Fair value gains (losses), net	1,270	640
Income before taxes	1,875	836
Income tax expense	(183)	(105)
Net income	$1,692	$731
Net income attributable to non-controlling interests	990	465
Net income attributable to Unitholders	$702	$266
(1)As described in the “Non-IFRS Financial Measures” section on page 21, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net income (loss) to FFO and Company FFO for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Net income	$1,692	$731
Add (deduct):
Fair value (gains), net	(1,270)	(640)
Share of equity accounted fair value (gains), net	(192)	(76)
Depreciation and amortization of real estate assets(1)	52	45
Income tax expense	183	105
Non-controlling interests in above items	(267)	(78)
FFO	$198	$87
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	15	15
Transaction costs, net(2)	13	18
Imputed interest(3)	5	5
BSREP III earnings(4)	3	—
Company FFO	$234	$125
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Commercial property revenue	$472	$485
Hospitality revenue(1)	4	1
Direct commercial property expense	(204)	(218)
Direct hospitality expense(1)	(5)	(3)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	3	5
Total NOI - Core Office(2)	$270	$270
(1)Hospitality revenue and direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 21, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Office NOI to net (loss) income for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Same-property NOI	$271	$260
Currency variance	—	2
NOI related to acquisitions and dispositions	(1)	8
Total NOI - Core Office(1)	270	270
Investment and other revenue	92	44
Interest expense	(147)	(143)
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	(3)	(5)
Investment and other expense	(35)	(8)
General and administrative expense	(61)	(63)
Fair value gains (losses), net	100	230
Share of net earnings from equity accounted investments	217	231
Income before taxes	433	556
Income tax (expense) benefit	(15)	12
Net income	418	568
Net income attributable to non-controlling interests	91	87
Net income attributable to Unitholders	$327	$481
(1)As described in the “Non-IFRS Financial Measures” section on page 21, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles Core Office net income to FFO and CFFO for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Net income	$418	$568
Add (deduct):
Fair value (gains), net	(100)	(230)
Share of equity accounted fair value (gains), net	(139)	(152)
Depreciation and amortization of real estate assets(1)	1	1
Income tax expense	15	(12)
Non-controlling interests in above items	(56)	(52)
FFO	$139	$123
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	3	4
Transaction costs, net(1)	2	8
Imputed interest(3)	5	5
Company FFO	$149	$140
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Core Office share of net earnings from equity accounted investments for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Unconsolidated properties NOI	$120	$116
Unconsolidated properties fair value gains (losses), net	139	152
Other(1)	(42)	(37)
Share of net earnings from equity accounted investments	$217	$231
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Core Retail
The key components of NOI in our Core Retail segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Commercial property revenue	$351	$332
Direct commercial property expense	(109)	(113)
Add: Depreciation and amortization included in direct commercial property expense(1)	5	6
Total NOI	$247	$225
(1)As described in the “Non-IFRS Financial Measures” section on page 21, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Retail NOI to net income (loss) attributable to Unitholders for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Total NOI - Core Retail(1)	$247	$225
Investment and other revenue	43	32
Interest expense	(144)	(163)
Depreciation and amortization included in direct commercial property expense(2)	(5)	(6)
General and administrative expense	(56)	(53)
Fair value gains (losses), net	46	(360)
Share of net earnings from equity accounted investments	164	19
Income (loss) before taxes	295	(306)
Income tax (expense) benefit	(3)	1
Net income (loss)	$292	$(305)
Net income (loss) attributable to non-controlling interests	27	(25)
Net income (loss) attributable to Unitholders	$265	$(280)
(1) As described in the “Non-IFRS Financial Measures” section on page 21, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2) Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

    The following table reconciles Core Retail net (loss) income to FFO and CFFO for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Net income (loss)	$292	$(305)
Add (deduct):
Share of equity accounted fair value (gains) losses, net	(65)	57
Fair value (gains) losses, net	(46)	360
Income tax expense (benefit)	3	(1)
Non-controlling interests in above items	(16)	(16)
FFO	$168	$95
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	5	6
Transaction costs, net(2)	7	7
Company FFO	$180	$108
(1) Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Core Retail share of net earnings from equity accounted investments for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Unconsolidated properties NOI	$187	$(66)
Unconsolidated properties fair value gains (losses), net and income tax expense	65	(57)
Other(1)	(88)	142
Share of net earnings and (losses) from equity accounted investments	$164	$19
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income (loss) for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Commercial property revenue	$432	$468
Hospitality revenue	309	58
Direct commercial property expense	(157)	(175)
Direct hospitality expense	(283)	(118)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	74	57
Total NOI(1)	375	290
Investment and other revenue	351	29
Interest expense	(238)	(236)
General and administrative expense	(46)	(41)
Investment and other expense	(204)	—
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	(74)	(57)
Fair value gains, net	1,027	694
Share of net (losses) earnings from equity accounted investments	(1)	(44)
Income before taxes	1,190	635
Income tax expense	(148)	(96)
Net income	1,042	539
Net income attributable to non-controlling interests	808	403
Net income attributable to Unitholders	$234	$136
(1)As described in the “Non-IFRS Financial Measures” section on page 21, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles LP Investments net income to FFO and CFFO for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Net income	$1,042	$539
Add (deduct):
Fair value (gains), net	(1,027)	(694)
Share of equity accounted fair value losses, net	12	19
Depreciation and amortization of real estate assets(1)	51	44
Income tax expense	148	96
Non-controlling interests in above items	(161)	(10)
FFO	$65	$(6)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	7	5
Transaction costs, net(2)	3	3
BSREP III earnings(3)	3	—
CFFO	$78	$2
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net loss to net loss attributable to Unitholders for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Net loss	$(60)	$(71)
Net loss attributable to non-controlling interests	64	—
Net loss attributable to Unitholders	$(124)	$(71)

The following table reconciles Corporate net loss to FFO and CFFO for the three months ended March 31, 2022 and 2021:

	Three months ended Mar. 31,
(US$ Millions)	2022	2021
Net loss	$(60)	$(71)
Add (deduct):
Fair value (gains) losses, net	(97)	(76)
Income tax expense	17	22
Non-controlling interests in above items	(34)	—
FFO	$(174)	$(125)
Add (deduct):
Transaction costs, net(1)	1	—
CFFO	$(173)	$(125)
(1)Presented net of non-controlling interests.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BPO”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

In connection with the Privatization (refer to Note 3, Privatization of the Partnership for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities. The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

(US$ Millions) For the three months ended Mar. 31, 2022	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$43	$7	$—	$25	$48	$178	$180	$1,573	$2,054
Net income attributable to unitholders(1)	251	175	129	—	(20)	38	702	213	(786)	702
For the three months ended Mar. 31, 2021
Revenue	$—	$47	$94	$—	$20	$—	$137	$76	$1,076	$1,450
Net income attributable to unitholders(1)	130	278	271	—	(26)	—	266	182	(835)	266
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Mar. 31, 2022	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$696	$118	$—	$1,905	$2,952	$6,368	$180	$(8,524)	$3,695
Non-current assets	9,267	30,155	17,750	—	446	—	32,766	2,327	1,485	94,196
Assets held for sale	—	—	—	—	—	—	—	—	9,542	9,542
Current liabilities	—	2,913	1,034	—	193	—	7,744	1,408	4,101	17,393
Non-current liabilities	—	4,383	4,438	—	2,172	474	5,516	100	27,241	44,324
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	1,074	1,074
Preferred equity	699	—	—	—	—	—	—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,728	—	—	—	—	—	16,040	18,768
Equity attributable to unitholders(1)	$8,568	$23,555	$9,668	$—	$(14)	$2,478	$25,874	$999	$(45,953)	$25,175
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2021	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$738	$145	$—	$1,915	$2,952	$6,479	$206	$(7,510)	$4,925
Non-current assets	10,848	30,254	23,197	—	441	—	40,811	2,320	(11,302)	96,569
Assets held for sale	—	—	—	—	—	—	—	—	10,510	10,510
Current liabilities	—	2,930	1,051	—	199	—	7,711	1,165	4,509	17,565
Non-current liabilities	—	4,339	4,467	—	2,153	474	14,279	582	20,058	46,352
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	3,082	3,082
Preferred equity	699	—	—	—	—		—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,723	—	—	—	—	—	16,983	19,706
Equity attributable to unitholders(1)	$10,149	$23,723	$15,101	$—	$4	$2,478	$25,300	$779	$(52,934)	$24,600
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NEW LP PREFERRED UNITS GUARANTEE
New LP was created in connection with the Privatization in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities:

(US$ Millions) For the three months ended Mar. 31, 2022	BPY	BP Preferred LP ("New LP")	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Revenue - from non-guarantor subsidiaries	$—	$48	$77	$(11)	$114
Dividend income - from non-guarantor subsidiaries	116	—	286	(153)	249
Operating profit	116	38	250	(153)	251
Net income	116	38	343	(153)	344

(US$ Millions) For the year ended Dec. 31, 2021	BPY	BP Preferred LP	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Revenue	$—	$—	$2	$—	$2
Revenue - from non-guarantor subsidiaries	—	85	481	(82)	484
Dividend income - from non-guarantor subsidiaries	416	—	669	(628)	457
Operating profit	409	67	612	(628)	460
Net income	409	67	598	(628)	446

Total revenue of the partnership and its controlled subsidiaries for the three months ended months ended Mar. 31, 2022 was $2,054 million.

(US$ Millions) As at Mar. 31, 2022	BPY	BP Preferred LP	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Current assets	$1	$—	$65	$—	$66
Current assets - due from non-guarantor subsidiaries	—	2,952	6,993	(1,133)	8,812
Long-term assets	—	—	114	—	114
Current liabilities	—	—	216	—	216
Current liabilities - due to related parties	—	—	705	—	705
Current liabilities - due to non-guarantor subsidiaries	—	—	8,742	(1,133)	7,609
Long-term liabilities	—	—	2,076	—	2,076
Long-term liabilities - due to non-guarantor subsidiaries	—	—	1,704	—	1,704
Preferred equity and capital securities	699	474	1,838	(722)	2,289
Non-controlling interests	—	—	1,986	—	1,986

(US$ Millions) As at Dec. 31, 2021	BPY	BP Preferred LP	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Current assets	$1	$—	$55	$—	$56
Current assets - due from non-guarantor subsidiaries	—	2,952	7,397	(1,465)	8,884
Long-term assets	—	—	60	—	60
Current liabilities	—	—	249		249
Current liabilities - due to related parties	1	—	699		700
Current liabilities - due to non-guarantor subsidiaries	—	—	8,703	(1,465)	7,238
Long-term liabilities	—	—	2,432	—	2,432
Long-term liabilities - due to non-guarantor subsidiaries	—	—	10,597	—	10,597
Preferred equity and capital securities	722	474	1,808	(722)	2,282
Non-controlling interests	—	—	2,088		2,088

Total assets of the partnership and its controlled subsidiaries for the period ended Mar. 31, 2022 were $107,433 million (Dec. 31, 2021 - $112,004 million).

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown caused by the COVID-19 pandemic; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable. In addition, our future results may be impacted by risks associated with the global economic shutdown and the related global reduction in commerce and travel, which may result in a decrease of cash flows and a potential increase in impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $107 billion in total consolidated assets. We are leading owners, operators and developers of commercial property assets, with a diversified portfolio of premier office and retail properties, as well as multifamily, logistics, hospitality, student housing and manufactured housing assets. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Asset Management, a leading global alternative asset manager with approximately $690 billion in assets under management. More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Rachel Nappi, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.